December 16, 2016

VIA EDGAR

Mr. David Manion
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure and Review Office
100 F Street NE
Washington, DC  20549

Re:       Henderson Global Funds (the “Registrant”)
(File No. 811-10399)

Dear Mr. Manion:

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“SEC”) communicated by telephone on November 17, 2016 and December 1, 2016, with respect to the Staff’s review of the Registrant’s Form N-CSR filing, as filed by the Registrant on September 29, 2016, for its fiscal year ended July 31, 2016.  Set forth in the numbered paragraphs below are the Staff’s comments, followed by the Registrant’s responses.

1. Comment:  The Staff notes that the Portfolio of Investments for Henderson All Asset Fund (the “All Asset Fund”) includes investments in underlying investment companies.  For future filings, please disclose the share class held by the All Asset Fund with respect to such investments.

 Response: The Registrant will include the requested disclosure in future Registrant filings on Form N-Q and Form N-CSR.

2. Comment: The Staff notes that the Portfolio of Investments for the Henderson International Long/Short Equity Fund (the “International Long/Short Equity Fund”) indicates that all or a portion of notated securities have been pledged as collateral for securities sold short, in addition to cash segregated as collateral as indicated on the Statement of Assets and Liabilities.  For future filings, please include the total value of pledged securities as collateral for securities sold short to demonstrate that pledged securities plus cash collateral are sufficient to comply with the asset coverage requirements under the Investment Company Act of 1940, as amended (the “1940 Act”) and related guidance of the SEC and Staff, with respect to securities sold short.

  Response: The Registrant will include the requested disclosure in future filings on Form N-Q and Form N-CSR.

3. Comment:  For the Staff’s information, please confirm that the International Long/Short Equity Fund maintained adequate segregated liquid assets to comply with the asset coverage requirements of the 1940 Act and related guidance of the

SEC and Staff.  In addition, for the Staff’s information, state whether the International Long/Short Equity Fund reinvested cash proceeds from selling securities short.  If the Fund so confirms, please disclose the costs of doing so in future filings.

  Response: For the Staff’s information, the Registrant confirms that the International Long/Short Equity Fund maintained adequate segregated liquid assets to comply with the asset coverage requirements of the 1940 Act and related guidance of the SEC and Staff.  The Fund may reinvest cash proceeds from securities sold short.  In this connection, the Registrant notes that financing fees associated with securities sold short are disclosed on the Statement of Operations.  The Registrant will add additional disclosure to the Notes to the Financial Statements regarding these costs in future Registrant filings on Form N-Q and Form N-CSR.

4.  Comment: The Staff notes that the table setting forth the International Long/Short Equity Fund’s equity swap contracts, which accompanies the Portfolio of Investments, discloses the financing rate for such derivative instruments as “1-month USD LIBOR plus/minus a specified amount.”  For future filings, consider disclosing the actual spread for each open equity swap position.

  Response: The Registrant will include the requested disclosure in future Registrant filings on Form N-Q and Form N-CSR.

5.  Comment: The Financial Highlights Table includes a ratio of operating expenses to average net assets, as well as a ratio of operating expenses to average net assets without waivers and/or expenses reimbursed.  Please disclose only one set of expense ratios.  Supplemental expense ratios may be shown in a footnote to the Financial Highlights Table.

  Response: The Registrant believes that including expense ratios in the Financial Highlights Table for both “gross expenses” (i.e., prior to contractual expense limitation waivers/reimbursements) and “net expenses” (i.e., subsequent to contractual expense limitation waivers/reimbursements) complies with the instructions to Form N-1A, Item 13, which, in turn, cites Regulation S-X, rule 6-07 governing presentation of fund operating expenses on the Statement of Operations, and is consistent with industry presentation.  The Registrant will make the requested change in future filings to move supplemental ratios regarding investment expenses associated with securities sold short to the footnotes to the Financial Highlights Table, specifically as it relates to the International Long/Short Equity Fund.

Please feel free to contact the undersigned at (312) 871-6117 should you have any questions.

Sincerely,

/s/ Christopher Golden
Christopher Golden
Secretary, Henderson Global Funds
Legal Counsel, Henderson Global Investors (North America) Inc. (HGINA)
cc:	Diane L. Wallace, Chair, Audit Committee of the Board of Trustees of Henderson Global Funds
Adam T. Reich, CPA, Head of US Fund Administration, HGINA; Assistant Treasurer, Henderson Global Funds
Troy M. Statczar, Director of US Operations, HGINA; Treasurer, Henderson Global Funds
Cathy G. O’Kelly, Vedder Price P.C.
Nathaniel Segal, Vedder Price P.C.